

July 30, 2013

Via E-mail
Shirley E. Goza
General Counsel
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, Kansas 66213

> **Re: QTS Realty Trust, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted July 11, 2013**
> **CIK No. 0001577368**

Dear Ms. Goza:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 45

1.   If the indebtedness to be repaid was incurred within one year, please describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 46

2.   We note the amounts in the table have not been provided. Please supplementally provide a completed table or advise.

Principal and Selling Stockholders, page 150

3.   Please disclose the amount of securities to be offered by each selling stockholder. See Item 507 of Regulation S-K.

Shares Eligible for Future Sale, page 162

4.   Please disclose the number of holders of each class of common equity. See Item 201(b) of Regulation S-K.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Branch Chief

cc: David W. Bonser